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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. 1)

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NDCHealth Corporation

(Name of Registrant as Specified In Its Charter)

MMI Investments, L.P.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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SUBJECT TO COMPLETION — SEPTEMBER 3, 2004

2004 ANNUAL MEETING OF STOCKHOLDERS OF

NDCHealth Corporation

October 28th, 2004

PRELIMINARY PROXY STATEMENT OF

MMI Investments, L.P.

     This Proxy Statement (this “Proxy Statement”) and BLUE proxy card are being furnished in connection with the solicitation of proxies by MMI Investments, L.P. (“MMI” or “we”) for use at the 2004 Annual Meeting of Stockholders of NDCHealth Corporation, a Delaware corporation (“NDC” or the “Company”), and at any adjournments or postponements thereof (the “2004 Annual Meeting”). NDC has provided notice that the 2004 Annual Meeting will take place at the Four Seasons Hotel, 75 14th Street, Atlanta, Georgia 30309 at 10:00 a.m. EDT on October 28th, 2004, and that the record date (the “Record Date”) for determination of stockholders of record entitled to notice of and to vote at the 2004 Annual Meeting will be September 3rd, 2004 (“Record Date”). NDC’s principal executive offices are located at NDC Plaza, Atlanta, Georgia 30329-2010.

     At the 2004 Annual Meeting, the Company’s stockholders will be asked to (i) elect three directors in Class III to serve until the annual meeting of stockholders in 2007; (ii) vote on the NDCHealth Corporation 2005 Incentive Plan; (iii) consider a resolution submitted by MMI requesting that the Board engage a leading investment bank to analyze, and provide a written report to the full Board of Directors of NDC (the “Board”) on, all strategic alternatives available to the Company for maximization of stockholder value, including but not limited to, acquisitions, divestitures, recapitalizations and sale to or merger with a third-party (the “Stockholder Value Proposal”); and (iv) consider other business properly brought before the 2004 Annual Meeting.

     We are soliciting proxies for the approval of the Stockholder Value Proposal. Stockholders returning our BLUE proxy card will also have the opportunity to vote on the proposal to approve the 2005 Incentive Plan; we are not recommending a vote for or against that proposal. Stockholders returning our BLUE proxy card will also deny their votes to each of the Company’s nominees for director, an action we strongly recommend as discussed below.

     Under applicable rules of the Securities and Exchange Commission (“SEC”), our ability to vote proxies for NDC’s nominees for directors depends on our receiving the consent of these nominees to being named in our Proxy Statement. We wrote to each of the NDC nominees for director seeking that consent, and pointed out the appropriateness of granting such consent to fully enfranchise stockholders, who would then have been able to vote directly on all proposals to be considered at the Annual Meeting on our proxy card as well as on the Company’s proxy card. Nevertheless, each of such nominees, through the Company’s counsel, advised us that they were unwilling to provide that consent. Solely as a result of their decision, stockholders returning our BLUE proxy card will not be able to vote for directors. Stockholders desiring to vote for the election of the Company’s nominees as directors may do so by returning the Company’s proxy card. This will not, however, affect the outcome of the election of directors, as there is no opposing slate of nominees.

     We believe that the NDC Board of Directors has not demonstrated its ability to hold management accountable or to return acceptable value to stockholders. Therefore, we do not believe that the NDC nominees for election of directors are deserving of your vote. We urge you to return our BLUE proxy card to vote FOR our Stockholder Value Proposal, vote on the 2005 Incentive Plan, and to deny your vote to NDC’s director nominees. We believe that this is the most effective way of sending a clear message to the Board regarding your dissatisfaction with the Company’s poor performance and strategic direction. Accordingly, we urge you to return our BLUE proxy card and NOT to return any proxy card sent to you by the Company. If you nevertheless feel that you must vote in the election of directors and return the Company’s proxy card, we urge you to vote FOR our Stockholder Value Proposal and to “WITHHOLD” authority to vote for each of the NDC nominees.

     It is expected that this Proxy Statement in definitive form and an accompanying form of Proxy will first be furnished to NDC stockholders on or about September     , 2004. MMI intends to deliver this Proxy Statement (in definitive form) and an accompanying form of proxy to holders of at least 50.01% of the Company’s outstanding voting shares as of the record date for the 2004 Annual Meeting. This Preliminary Proxy Statement, without Proxy Card, may be furnished, from time to time, to NDC stockholders following its filing with the SEC.

     MMI is the beneficial owner of 3,501,900 shares of common stock, $0.125 par value per share (the “Common Stock”), of NDC, which shares represent approximately 9.7% of NDC’s outstanding Common Stock. Additional “participants” in the solicitation of proxies contemplated by this Proxy Statement, as defined in the proxy rules promulgated by the SEC, are MCM Management, LLC; John S. Dyson; Clay B. Lifflander; Alan L. Rivera; Jerome J. Lande and Craig Rosenblum. Except for the shares owned by MMI, which the additional participants may be deemed to beneficially own under SEC rules, none of the additional participants owns any Common Stock of NDC. Additional information concerning MMI and the other participants in this solicitation is set forth under the heading “Information Concerning MMI and Other Participants in the Solicitation.”

     The enclosed BLUE proxy card may be executed by holders of record as of the Record Date. You are urged to sign and date the enclosed BLUE proxy card and return it in the enclosed envelope whether or not you plan to attend the 2004 Annual Meeting. Your last dated proxy is the only one that counts, so return the enclosed BLUE proxy card even if you delivered a prior proxy. WE URGE YOU NOT TO RETURN ANY PROXY CARD SENT TO YOU BY THE COMPANY.

The date of this Proxy Statement is September     , 2004.

INTRODUCTION

What are we proposing?

      At the 2004 Annual Meeting MMI will present for consideration our Stockholder Value Proposal, which requests that, due to the prolonged poor performance of NDC’s stock and the failure of Management’s eight-quarter plan published in NDC’s 2003 10-K (the “Eight-Quarter Plan”)1, the Board retain a leading investment bank to analyze, and provide a written report to the full Board on, all strategic alternatives available to the Company to maximize stockholder value, including, but not limited to, acquisitions, divestitures, recapitalizations and sale to or merger with a third-party.

      Such a process is simply a review of all the alternatives for enhancing the value of our shares, including any strategic plans put forth by management, such as the Eight-Quarter Plan. It does not compel action. If implemented, however, it will provide the Board of Directors with an independent, objective review of the Company’s current strategies and all other options to increase the value of our shares. For the reasons discussed in this Proxy Statement, such a review of all strategic alternatives is in the interest of all stockholders and, we believe, an important exercise of the Board’s fiduciary responsibility to protect the interests of the Company.

      A real review of strategic alternatives is more than an uncompensated review of management’s plans by the Company’s long-time investment banker, Goldman, Sachs. & Co.,2 which, to our knowledge, has been the extent of the Company’s review in recent periods based on its public disclosures. We believe that a real review of strategic alternatives is best conducted by a special committee of independent directors advised by an investment bank without longstanding ties to management, specifically charged with comparing all alternatives for value creation in the near term (such as the sale of the company) to the risk-adjusted value of long-term strategies such as staying management’s course, and then recommending the best strategy for increasing stockholder value.

Why are we making this proposal?

      Our Stockholder Value Proposal is intended to give NDC’s stockholders an opportunity to express clearly and unequivocally to the Board their views concerning the prolonged poor performance of NDC’s stock, the failure of management’s Eight-Quarter Plan and the Board’s apparent failure, in our view, to effectively hold management accountable. We believe that the stockholders have not realized the significant value inherent in NDC’s strong market positions and operations due in large part to the strategies that NDC’s executives and Board have executed, or failed to execute. NDC’s stock has significantly underperformed the trading multiples of NDC’s industry peers as well as the average multiples of change of control transactions in NDC’s industry3 (see the section entitled DISCUSSION, “NDC’s Prolonged Poor Performance”). We believe that it is necessary for NDC to hire an independent investment bank to analyze and present all strategic alternatives because NDC’s management and Board have failed to increase stockholder value.

Why should you support the Stockholder Value Proposal?

                  Because Now Is the Time to Act to Preserve the Value of Our Company

      If stockholders do not act now, we may well be subjected to yet another year of poor returns and ineffective action by management and the Board. The Company’s limitations on stockholder-called special

     1Thomson StreetEvents transcript of NDCHealth Fourth Quarter of Fiscal 2004 Earnings Conference Call, Page 5, Remarks of NDC Chairman and CEO Walter Hoff: “...it will take us longer to reach our intended level of performance...”; Bear Stearns analyst Raymond Falci, report of August 10th, 2004: “As expected, NDC abandoned its eight quarter plan.”
     2Thomson StreetEvents transcript of NDCHealth Fourth Quarter of Fiscal 2004 Earnings Conference Call, Page 11, Remarks of Lee Adrean, NDC Chief Financial Officer: “...Goldman, Sachs with whom we’ve had a historic relationship and have used them in a number of capacities...”; Remarks of Mr. Hoff: “...Goldman, Sachs did not receive a fee for the independent review.”
     3The Company has been recognized as a potential acquisition target. Banc of America Securities analyst Robert Willoughby, report of August 10th, 2004: “we continue to believe a sale of the Company is in the best interest of all parties.”

meetings and its ban on stockholders acting by written consent substantially inhibit stockholders from taking direct action before next year’s Annual Meeting. We do not believe stockholders should bear that risk.

      The decline of NDC’s performance is an urgent matter that we believe demands the stockholders’ immediate attention and action.

      Management and the Board have jeopardized our Company’s significant intrinsic value by allowing performance to decline unchecked, in our opinion. The Eight-Quarter Plan has been abandoned due to poor results thus far and its diminished likelihood of success. Yet management has not, in our opinion, introduced a coherent new strategy nor provided financial guidance beyond the first quarter of fiscal 2005 (the end of which was only four weeks away at the issuance of that guidance). The first quarter earnings forecast that management did provide is even lower than the disappointing performance of the preceding fourth quarter, which was more than 65% below the expectations of Wall Street analysts.4

      When we consider what appears to us to be a lack of strategic direction for the Company, the financial performance in fiscal 2004 and management’s projection of eroding first quarter earnings in fiscal 2005, we are highly concerned about the continued stewardship of this management team and Board and the potential erosion of value in NDC’s franchise that may ensue. We believe that the 34% decline in NDC’s stock price on August 10th, 2004 following the release of fourth quarter earnings and first quarter projections, suggests that the investment community not only shares our concerns, but is willing to dump shares into the market as a consequence.5

      Management and the Board may argue that current weakness is only temporary and this is not the time to pursue new strategic alternatives to maximize value (as proposed by our Stockholder Value Proposal). We believe that management lacks the credibility to make such claims, having demonstrated, in our opinion, a poor track record for predicting the future performance of our Company6 and a questionable ability — reflected in its past performance — to manage its considerable assets successfully. We also fear that NDC’s significant intrinsic value may erode under the continued stewardship of current management and the Board. If you feel, as we do, that promises of a “very, very deep pipeline” and having “turned the corner”7 are unconvincing and all-too-familiar, we urge you to vote for the Stockholder Value Proposal.

The Stockholders Are Not Receiving the Benefits of NDC’s Highly Valuable Franchise

      NDC has the leading or number two market position in its two divisions8, among the leading margins of its self-defined peer group as identified in its 2004 proxy statement (the “Peer Group” or “Peers”)9, a 75% to

     4Source: FactSet Research Systems
     5The trading volume of NDC on August 10th, 2004 was 5.5 million as compared with its 60-day average prior, 237,597. Source: FactSet Research Systems
     6Note prior missed management estimates: third quarter of fiscal 2004 sales and earnings, fourth quarter of fiscal 2004 sales (no earnings forecast)
     7Thomson StreetEvents transcript of NDCHealth Fourth Quarter of Fiscal 2004 Earnings Conference Call, Page 9, Remarks of Walter Hoff
     8NDC website, presentation to Investors, August 11th, 2004, slide 6
     9The Peer Group identified by NDC in its 2004 proxy statement includes the following companies: Allscripts Healthcare Solutions, Inc.; Cerner Corporation; Dendrite International, Inc.; Eclipsys Corporation; IDX Systems Corporation; IMS Health Incorporated; MedQuist Inc.; Per-Se Technologies, Inc.; Proxymed, Inc.; Quintiles Transnational Corp.; Trizetto Group, Inc.; and WebMD Corporation. See also footnote 18, below.

85% recurring revenue business model10, a high potential for earnings growth from operating leverage11 and longstanding operations with blue-chip customers in a high-growth industry.12

      Yet in spite of these attractive characteristics, NDC stock is worth more than 40% less than it was five years ago (August 19th, 1999 through August 18th, 2004), whereas an equal-weighted composite index of its Peers is up over 75% in that time13. Furthermore NDC stock currently trades at an average earnings multiple more than 35% below that of an unweighted average of its Peers (on several of what we consider key measures of earnings), and more than 50% below the multiples paid in merger/sale transactions of comparable companies in its industry in the last seven years (based on closing prices on August 18th, 2004)14. Were NDC valued at such multiples, its share price would be over $25 or $40 respectively.

      We discuss these issues in more detail below, but we believe that management’s failures, particularly with respect to the Eight-Quarter Plan, and the Board’s failure to demand accountability have obscured the high intrinsic value of our Company and caused the stock market to undervalue our shares.

A Vote FOR the Stockholder Value Proposal Is a Vote to Right Our Company’s Course

      In April of this year we asked the Board to include a proposal similar to the Stockholder Value Proposal in the Company’s proxy statement for the 2004 Annual Meeting, pursuant to SEC Rule 14a-8, which would not have required us to distribute proxy materials. Management and the Board’s response was to obtain permission from the SEC to reject our proposal because we had not held at least $2,000 in market value of the Company’s stock for at least a year at that time (a technical requirement of Rule 14a-8) — notwithstanding that at that time we were one of NDC’s largest stockholders, with 6.4% of the outstanding stock (more than three times the total ownership of NDC’s Board disclosed in the 2004 proxy statement) and over $53 million invested in the Company. We believe we are currently the second-largest stockholder with 9.7% of the outstanding stock. We subsequently notified NDC, in accordance with its by-laws, of our intention to present the Stockholder Value Proposal at the 2004 Annual Meeting and to separately solicit proxies sufficient for its approval, which avoids this technical requirement. In spite of this, on August 9th, 2004, management stated that they did not intend to provide stockholders the ability to vote for the Stockholder Value Proposal on management’s proxy card for the Annual Meeting.15 Only following the filing of our preliminary proxy statement and correspondence between counsel did the Company finally indicate that they would put our Stockholder Value Proposal on management’s proxy card. We believe that the Board’s continued adherence to the long-range visions promised by management, and their initial reluctance to provide stockholders an opportunity to vote on the Stockholder Value Proposal, suggest that the Board is highly unlikely to undertake such a process on their own.

     10CreditSuisseFirstBoston analyst Kevin Berg, report on NDC dated October 30th, 2003: “...we estimate 80%-85% of network services revenue is recurring and 75% of Information Management is recurring.”
     11CreditSuisseFirstBoston analyst Kevin Berg, report on NDC dated October 30th, 2003: “We believe NDC’s large fixed asset base should allow the Company to generate operating income at a faster rate than it does revenue over the next few years...”; NDC website, presentation to Goldman Sachs Global Healthcare Conference, June 8th, 2004, slide 24
     12NDC website, presentation to Goldman Sachs Global Healthcare Conference, June 8th, 2004, slides 6 and 8; NDC website About NDCHealth: “1977 — NDC enters the health information business.”
     13Source: FactSet Research Systems data (adjusted for stock splits, spinoffs and dividends) comparing an equal-weighted composite index of the Peers with the Company’s total return performance.
     14For purposes of references to valuation multiples in this proxy statement, the Peer group consists of the companies identified in note 9 above with the exception of (i) Quintiles Transnational Corp., which was acquired and ceased trading on September 26, 2003 and (ii) MedQuist Inc. which was delisted from the Nasdaq National Market on June 16, 2004 for its failure to file its Form 10-K Annual Report for the fiscal year ended December 31, 2003 and its Form 10-Q for the quarter ended March 31, 2004. For information regarding the merger/ sale transactions of comparable companies used for this purpose, please refer to note 21.
     15Thomson StreetEvents transcript of NDCHealth Fourth Quarter of Fiscal 2004 Earnings Conference Call, Page 9, Remarks of Walter Hoff.

      Since the submission and rejection of our original proposal, stockholders have been rewarded with a fourth quarter performance that precipitated a 34% drop in the stock price and was branded by Wall Street analysts as “What a Mess” and “Near Worst-Case Scenario.”16 We believe it is apparent that the status quo is no longer acceptable — it is long past time for this Board to seek advice on enhancing stockholder value from an objective, independent source, drawing on the complete range of possible alternatives.

      We fear that if stockholders do not act now to demand that the Board explore other alternatives to enhance stockholder value, we will be engaged in this debate again at this time next year. In the meantime, our Company’s significant intrinsic worth may erode. Remember that much of our Company’s value is in its ongoing operations and market positions, not in its hard assets. Ineffectual leadership of those operations over a longer period of time can be expected to result in weakened performance and earnings, decreased intrinsic value, and a lower stock price. We believe our continued patience will be rewarded in the same fashion as our past faith in the Eight-Quarter Plan — with continued poor performance and declining value of our investment as a result of management’s unfulfilled visions and unexecuted long-term strategies.

Who Can Vote At The 2004 Annual Meeting?

      NDC has given notice that the Record Date for the 2004 Annual Meeting is September 3rd, 2004. Stockholders of the Company as of the Record Date are entitled to one vote for each share of Common Stock of the Company held on the Record Date. On the Record Date, there were            shares of Common Stock issued and outstanding, held by approximately  stockholders of record.

How Do You Vote By Proxy?

      To approve the Stockholder Value Proposal, and deny your vote to NDC’s director nominees, we urge you to promptly sign, date and mail the enclosed BLUE proxy card in the enclosed postage-paid envelope. Whether you plan to attend the 2004 Annual Meeting or not, we encourage you to complete and return the enclosed BLUE Proxy Card. Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the BLUE proxy card but do not make any specific choices, your proxy (i) will be voted “FOR” the Stockholder Value Proposal, (ii) will not be voted on the proposal to approve the 2005 Incentive Plan, and (iii) will not be voted for the election of directors. Solely as a result of the refusal of the NDC director nominees to consent to be named in this proxy statement, stockholders returning our BLUE proxy card will not be able to vote for the election of directors. Stockholders desiring to vote for the election of directors may do so by returning the Company’s proxy card. This will not, however, affect the outcome of the election of directors, as there is no opposing slate of nominees. Returning our BLUE proxy card will enable you to vote for our Stockholder Value Proposal, vote on the 2005 Incentive Plan, and to deny your vote to NDC’s director nominees.

      If any matter of which we are unaware a reasonable time before the 2004 Annual Meeting is presented at the Meeting, the persons named on the enclosed BLUE proxy card will vote in accordance with their best judgment concerning such matter. At the time this Proxy Statement was first furnished to stockholders, we knew of no matters that would be acted upon at the 2004 Annual Meeting, other than the Stockholder Value Proposal, the 2005 Incentive Plan proposal, and the election of three directors.

      If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only that institution can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such institution and instruct that person to execute and return the BLUE proxy card on your behalf. You should also sign, date and mail the voting instruction form that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted.

     16CreditSuisseFirstBoston analyst Kevin Berg, title of report on NDC dated August 10th, 2004; Banc of America Securities analyst Robert Willoughby, title of report on NDC dated August 10th, 2004.

      Remember that your vote is important regardless of the number of shares you own. Please act today by signing, dating and mailing your BLUE proxy card. Remember, do not sign any proxy card sent to you by NDC, not even as a vote of protest. A later-dated NDC proxy card will revoke a previously executed BLUE proxy card.

What are MMI’s recommendations?

      We believe that the NDC Board of Directors has not demonstrated its ability to hold management accountable or to return acceptable value to stockholders. Therefore, we do not believe that the NDC nominees for election of directors are deserving of your vote. We urge you to return our BLUE proxy card to vote FOR our Stockholder Value Proposal, vote on the 2005 Incentive Plan, and to deny your vote to NDC’s director nominees. We believe that this is the most effective way of sending a clear message to the Board regarding your dissatisfaction with the Company’s poor performance and strategic direction. Accordingly, we urge you to return our BLUE proxy card and NOT to return any proxy card sent to you by the Company. If you nevertheless feel that you must vote in the election of directors and return the Company’s proxy card, we urge you to vote FOR our Stockholder Value Proposal and to “WITHHOLD” authority to vote for each of the NDC nominees.

Who Can You Call If You Have Questions?

      If you have any questions concerning this Proxy Statement or need help voting your shares, please call MMI’s proxy solicitor, Innisfree M&A Incorporated at                     .

* * *

      In our analysis of NDC in this Proxy Statement, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was available to us from public sources. We have not made any independent evaluation or appraisal of the assets or liabilities of NDC. While we believe that the analysts’ reports referred to in this Proxy Statement reflect their respective best judgments on the dates of such reports, we have not independently reviewed the assumptions underlying those reports or the risks and uncertainties to which their analyses are subject. Our views are necessarily based on economic, market, financial and other conditions as they existed, and on the information publicly available to us, as we prepared this Proxy Statement.

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

      This Proxy Statement contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations and the beliefs and expectations of analysts and others, are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” or “continue,” the negative of these terms or other comparable terminology. These statements include, among others, our statements and those of analysts or others regarding NDC’s business outlook, anticipated financial and operating results, business strategy and means to implement the strategy, objectives, likelihood of success in implementing its strategy and achieving its objectives, market valuations of NDC’s stock, and the extent of any interest of potential acquirors of NDC and the price and timing and other terms upon which any acquisition of NDC might be made.

      Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our beliefs and assumptions (or those of analysts or others, as the case may be), which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding the potential receptiveness of the market to valuation of NDC at levels reflecting multiples at which its “Peers” (as defined in this Proxy Statement) are valued, the level of interest of any potential acquirors of NDC and their valuations of NDC, the effects on market valuations and any acquiror’s interest in NDC of its future performance (which future performance is itself subject to uncertainties concerning matters cited in the “Cautionary Notice Regarding Forward Looking

Statements” included in NDC’s Annual Report on Form 10-K filed August 11th, 2004) and the manner in which any investment bank that may be engaged by NDC performs that engagement. These assumptions could prove inaccurate, and forward-looking statements also involve risks and uncertainties. Accordingly, actual outcomes could differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict.

      We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on our current assumptions and expectations. You should recognize these statements for what they are and not rely on them as facts. Further, forward-looking statements speak only as of the date they are made, and, except to the extent required by law, we undertake no obligation to update publicly any of them in light of new information or future events.

OUR STOCKHOLDER VALUE PROPOSAL

      We intend to present the following proposal at the 2004 Annual Meeting:

RESOLVED, that due to the prolonged poor performance of the stock and the failure to date of Management’s “Eight-Quarter Plan”, the stockholders of NDCHealth Corporation (the “Company” or “NDC”) hereby request that the Board of Directors engage a leading investment bank to analyze, and provide a written report to the full Board on, all strategic alternatives available to the Company for maximization of stockholder value, including but not limited to acquisitions, divestitures, recapitalizations and sale to or merger with a third-party.

      Consistent with applicable law, this proposal is merely a recommendation to the Board and its passage cannot compel action. However, a substantial stockholder vote in favor should, in our opinion, be regarded as a persuasive instruction to the Board to obtain sophisticated financial advice as to the available options for maximizing stockholder value.

      MMI believes that it is in your best interest to approve the Stockholder Value Proposal at the 2004 Annual Meeting. Please sign and date the BLUE proxy card and return it in the enclosed envelope whether or not you plan to attend the 2004 Annual Meeting.

DISCUSSION

NDC’s Prolonged Poor Performance

      As of August 18th, 2004 (two days prior to the initial filing of this Proxy Statement — all references herein to the current price of NDC stock refer to the closing price on this date), NDC’s stock price is over 40% lower than it was five years ago and over 60% lower than it was three years ago. Over the last five years NDC’s stock price has also been highly volatile, with average annual highs over 55%, and lows over 10%, above the current price. Simply put, an opportunistic trader could have profited by exploiting what we view as NDC management’s frequent missteps and the stock’s associated high volatility, but true long-term investors who purchased NDC stock five years ago in the hopes of seeing the value of their investment increase were rewarded with an overall negative return and several points where their stock was worth less than half their original purchase price.17

     17FactSet Research Systems Inc.

      NDC’s stock performance fares even worse on a relative basis than an absolute one. Whereas $100 invested in an equal-weighted composite index of the Peers five years ago (on August 19, 1999) is worth $179.20 after five years, a similar investment in NDC is worth $56.93.18 Even in the depths of the last recession (in late 2002) when NDC’s stock price fell to less than half its value of five years ago, the value of $100 invested in the Peers’ index never fell below $85.

      These results are partially due to the fact that the market does not ascribe to NDC’s earnings the value that it ascribes to its Peers’. Even using the current forecasts presented by Wall Street analysts, which we feel are depressed due to NDC’s recent earnings and operational disappointments and the lack of management guidance, NDC’s stock trades at an average multiple 35% below that of its Peers on several key measures of earnings:19

•	If NDC were valued at the simple average of its Peers’ price/earnings multiples of Wall Street analysts’ estimates of calendar 2005 net earnings, the value of NDC stock would increase by more than 50%.

•	If NDC shares were valued at the simple average of NDC’s Peers’ enterprise value/EBITDA multiples based upon Wall Street analysts’ estimates of NDC’s EBITDA (earnings before interest, taxes, depreciation and amortization) for calendar 2005, the value of NDC stock would increase by over 85%.

     18A five-year stock performance chart more favorable to NDC’s stock performance relative to its Peers is included in the Company’s 2004 preliminary proxy statement. The five year performance data set forth herein differs from the chart in the Company’s proxy statement due primarily to two reasons: (i) NDC’s chart reflects a five year period which ends on May 28th, 2004 (prior to NDC’s stock’s recent weakness) whereas this chart is for the more recent five year period which ends on August 18th, 2004; and (ii) the chart presented here is an equal-weighted composite index of the Peers (which means that an equal amount is assumed to have been invested in each of the Peer companies), while NDC uses an index weighted in relation to market capitalization. Given that the five year period begins in 1999 near the height of the Internet bubble in the stock market, we believe that NDC’s market capitalization weighted index overweights the negative contribution of companies that participated disproportionately in that market environment and the subsequent market downturn.
     19Reuters consensus estimates, various Wall Street research such as Jefferies & Co. analyst David Francis report on IDX Systems Corp., dated July 29th, 2004 and WR Hambrecht & Co. analyst Sean Wieland report on Cerner Corp., dated July 22nd, 2004.

•	If this average multiple of enterprise value/EBITDA for calendar 2005 were capital-weighted on the basis of market value (in order to more closely align NDC with the larger members of its Peer Group), the value of NDC stock would increase by over 95%.[20]

      The discount at which NDC trades is even greater when compared with the average prices paid in change-of-control transactions for companies in NDC’s industry. As we stated above, NDC has been characterized in certain Wall Street research as a takeover target. If NDC were sold at the simple average multiple of last-twelve-months EBITDA and net earnings paid in merger/sale transactions over the last seven years for companies we view as comparable, its shares would be worth between $42 and $68.21

The Failures of Management and the Eight-Quarter Plan

      In July 2003, the Company announced its Eight-Quarter Plan which it stated had three key priorities: focus on revenue growth, control operational and administrative costs to realize margin improvement, and generate significant cash to reduce debt. The Eight-Quarter Plan established a number of more specific quantitative and qualitative milestones for the subsequent eight quarters.

      As summarized below, we do not believe that the plan has been successful or achieved any of the quantifiably measurable, self-established key priorities.22

Earnings Estimate Shortfalls:	In fiscal 2004 NDC produced revenue of $457 million[23], 4% to 7% below the Eight-Quarter Plan forecast of $475 million to $490 million. 2004 net earnings per share (“EPS”) was $0.95,[24] 16% to 28% below the Eight-Quarter Plan forecast of $1.13-$1.32 (excluding restructuring charges). NDC’s 2004 results were so far below the Eight-Quarter Plan forecast that NDC management suspended its 2004 earnings and cash flow guidance and reduced its revenue forecast following the third quarter of fiscal 2004. Still, management failed to meet the reduced revenue target for fiscal 2004, even though it had been released only six weeks before the end of the fourth quarter.

     20Reuters consensus estimates where available; otherwise from Wall Street research such as Jefferies & Co. analyst David Francis report on IDX Systems Corp., dated July 29, 2004 and WR Hambrecht & Co. analyst Sean Wieland report on Cerner Corp., dated July 22, 2004.
     21Documents filed with the SEC and acquiror/target press releases. The following transactions were deemed comparable and reviewed for this purpose (Target/Acquiror (Announcement Date)): Actamed Corp./WebMD Corp. (February 25, 1998); HBO & Co./McKesson Corp. (October 19, 1998); Transition Systems Inc./Eclipsys Corp. (October 29, 1998); Envoy Corp./Quintiles Transnational Corp. (December 16, 1998); Mede America Corp./WebMD Corp. (April 21, 1999); Medical Manager Corp./Synetic Inc. (May 17, 1999); HCIA Inc./Veronis, Suhler & Associates (August 12, 1999); Envoy Corp./WebMD Corp. (January 24, 2000); Medical Manager Corp./WebMD Corp. (February 14, 2000); CareInsite Inc./WebMD Corp. (February 14, 2000); Shared Medical Systems Corp./Siemens AG (May 1, 2000); Erisco Managed Care Technologies/Trizetto Group (May 16, 2000); Sunquest Information Systems/Misys Plc (June 25, 2001); MediFax-EDI, Inc./Crescent Capital Investments, Inc. (June 28, 2001); TechRx Inc./NDCHealth Corp. (May 7, 2003); Advanced Business Fulfillment/WebMD Corp. (June 16, 2003); PracticeWorks Inc./Eastman Kodak Co. (July 21, 2003); MediFax-EDI, Inc./WebMD Corp. (October 22, 2003); and ViPS Inc./WebMD Corp. (July 12, 2004). None of the selected companies is identical to NDC and none of the comparable transactions is identical to any transaction that may be contemplated by NDC.
     22All NDC forecasts with respect to the Eight-Quarter Plan described in this section are based on information provided in NDC’s Form 8-K filed July 29, 2003. All information regarding NDC fiscal 2004 operating results described in this section are based on information disclosed in NDC’s Form 8-K filed on August 9, 2004.
     23Includes operations discontinued in the fourth quarter of fiscal 2004, in order to compare fairly with prior issued Eight-Quarter Plan targets.
     24Reported EPS from continued operations of $0.74 plus $0.21 of non-recurring restructuring charges per NDC fourth quarter of fiscal 2004 earnings press release dated August 9th, 2004, page 1.

Sales Growth Disappointments:[25]	The Eight-Quarter Plan projected fiscal 2004 revenue growth in NDC’s Network Systems and Services segment (“Network”) of a low double digit to mid-teens rate. 2004 Network growth was in fact at least 24% below this target, at 7.6%.

The Eight-Quarter Plan projected fiscal 2004 single-digit revenue growth in NDC’s Information Management segment (“IM”). 2004 IM growth was in fact at least 90% below this target, at 0.1%.

Operating Margin Disappointment:	The Eight-Quarter Plan forecast expansion of Network operating margins in 2004. In fact, Network operating margins declined nearly 20% to 19.5%.

      In the midst of the collapse of the Eight-Quarter Plan, NDC stockholders have also witnessed the following:

•	an investigation by a special committee of the Board which yielded a mid-year change in revenue recognition policy;

•	the initiation of an informal SEC inquiry and several class action lawsuits;

•	the fourth quarter writedowns of an e-prescribing venture and an IM product line, resulting in pre-tax charges totaling $6 million; and

•	the reassignment of the Chief Financial Officer and recruitment of a new CFO.

      We believe the circumstances surrounding the hiring of a new CFO, in particular, expose a Board and management team that is reactive to problems rather than proactive in avoiding them. We also believe that bringing in a CFO who, although well respected, is a former colleague of the current management team suggests that the Board is not interested in increasing accountability for management. Such leadership threatens to erode further the intrinsic value of our Company.

      Prior to the Eight-Quarter Plan, however, long-term NDC investors were already all too familiar with earnings and operational disappointments from management.

Corporate Development Failures:[26]	In June, 2001, NDC agreed to sell its physician network services business for a minority stake in MedUnite, Inc. valued at $52.6 million. By January, 2003, when MedUnite, Inc. was acquired by ProxyMed Inc., NDC had written its entire investment down to nothing and taken an additional loss on unrecoverable accounts receivable from MedUnite, Inc. for a total loss of over $56 million.

In May, 2002, NDC announced the two-stage purchase of the remaining shares of TechRX Incorporated it did not already own. This purchase was at a valuation of approximately 4.5x fiscal 2002 revenue, for a business with essentially flat revenue growth and net losses in the prior twelve months. This purchase price (which does not include significant development capital invested since the acquisition) is more than twice the multiple of revenue at which NDC currently trades.

Disappointed Street Expectations:	In March of 2003, NDC announced third quarter of fiscal 2003 revenue and earnings below the consensus expectations of Wall

     25For purposes of sales growth and operating margin, we have combined the Pharmacy Benefit Services division with the Network Systems and Services division to compare fairly with the reporting structure at the time of the issuance of the Eight-Quarter Plan.
     26Source: NDC Form 10-K filed August 11, 2004 and NDC Form 8-K/A filed August 12, 2002.

Street analysts (informed by NDC’s fiscal 2003 annual forecast) and lowered both their fiscal 2003 revenue and EPS forecasts, causing the stock to plummet 33% in a day.[27]

Persistent Operational Weaknesses:	Despite several years in operation, strong growth and annualized revenue of over $20 million, management has produced persistent losses in their European operations. Presently NDC is generating net after-tax losses in Europe at a rate of nearly $3 million dollars per year, or $0.08 per share annually. These losses and the lack of profitable visibility have finally prompted management to classify these operations as “discontinued” in the hopes that NDC will recoup their investment through a sale of these operations.[28]

NDC’s Board: Lack of Accountability, Sub-Standard Corporate Governance Practices

      Throughout these various missteps, NDC’s Board, in our view, has seemingly failed to hold management accountable. We believe this is partially due to sub-standard corporate governance practices that inhibit Directors’ accountability to stockholders:

Staggered Board:	NDC maintains a “staggered” or classified board — a policy which a 2002 study by Harvard University professors, Lucian Bebchuk, John Coates and Guhan Subramainian found nearly doubles the likelihood of a company remaining independent and typically results in an 8% to 10% loss of value in companies targeted for acquisition by an uninvited suitor.[29]

Poison Pill:	NDC also maintains a “poison pill” or “stockholder rights plan” to defend against unsolicited acquisition offers.

Limited Ability to Call Meetings:	Stockholders are limited in their ability to call a special stockholders meeting. A majority of all shares are required to call such a meeting, thereby requiring a dissatisfied stockholder to wage two expensive, widespread solicitations, one to call the Special Meeting and then one to consider whatever action they deem vital to the interests of the Company.

No Written Consent:	Stockholders are prohibited from taking action by written consent.

Supermajority Vote Required:	A super-majority vote is required for approval of certain business combinations or mergers as well as amendment of certain provisions of the Company’s certificate of incorporation and by-laws, including the rescinding of the classified Board.

      It is sometimes claimed that these types of provisions enhance the Board’s stability and ability to deal with unsolicited bidders, particularly at a time when the stock price might undervalue the Company. For example, the staggered board is claimed to provide enhanced stability to the Board, while a “poison pill” and various charter and by-law provisions of this type are said to give the Board negotiating leverage and time to negotiate with the bidder to improve price and terms, or to evaluate alternative transactions and bidders in an orderly manner. However, we believe that these “anti-takeover” provisions have the effect of delaying, deterring or preventing a change in control of the Company. These provisions could deprive the Company’s

     27FactSet Research Systems Inc.; NDC third quarter of fiscal 2003 earnings press release dated March 19th, 2003; Bloomberg, “NDCHealth Shares Fall After Lowering 2003 Revenue Estimates”, March 20, 2003.
     28Sources: CCBN StreetEvents transcript of NDC third quarter of fiscal 2004 earnings conference call, page 5; NDC Form 8-K filed August 9, 2004.
     29“The Powerful Antitakeover Force of Staggered Boards: Theory, Evidence, and Policy”, 54 Stanford Law Review 887-917 (2002).

stockholders of an opportunity to receive a substantial premium for their common stock as part of a sale of the Company (or an opportunity to receive an increased price for their shares as a result of market expectations with respect to a possible sale) by discouraging a potential acquiror from attempting to obtain control. In addition, governance provisions such as these are contrary to the guidelines for corporate governance best practices issued by leading advocates of stockholder democracy, such as Institutional Shareholder Services (ISS), and, we believe, unfairly limit the ability of stockholders to appropriately influence the management of their company.

      Furthermore we believe the Board’s consolidation of power in combining the Chairman and Chief Executive offices (and subsequent reliance on the mechanism of a Lead Independent Director) represents a choice to meet only the minimum requirements of effective governance. We believe such a consolidation of power protects a management team in spite of erratic results, missed targets and failed strategic plans, particularly when the lead independent director (who we believe has the responsibilities of a de facto independent chairman) appears not to have an operational background that would demonstrate he is qualified to run the company. NDC’s Lead Independent Director, Neil Williams, is a retired general counsel to an investment firm, a former partner in a law firm, and a director of a private packaging business and a public lighting fixture company. NDC’s 2004 proxy statement description of Mr. Williams reports no significant experience in the healthcare or information technology industries, let alone any experience in the operational management of a public company. We believe that this is not a director who is well positioned to hold Chairman and CEO Walter Hoff accountable. This may be the reason that the Board has continued to reward Chairman and CEO Hoff with stock options and restricted stock in spite of the long-standing poor performance and undervaluation of NDC’s stock. In fact, despite continued poor performance and the failure of the Eight-Quarter Plan, the Company’s 2004 proxy statement indicates that Chairman and CEO Hoff was awarded 133,900 stock options in the fiscal year ended May 28, 2004 (an increase over his option grant in the prior fiscal year) as well as a separate award of 76,600 shares of restricted stock valued at approximately $1.5 million on the grant date (more than double the number of restricted shares awarded to him in the previous three fiscal years combined).

      Given the insulation provided to the Board by NDC’s governance structures, one of the few avenues available to stockholders dissatisfied with the status quo is the stockholder proposal process. We are convinced that the Board of NDC has lost touch with its true constituency, the Company’s stockholders, and has lost sight of its true purpose, the creation of stockholder value. Our proposal, while precatory in nature, is intended to send an unmistakably clear message to the Board to address this issue. A substantial vote in favor will do just that.

Intrinsic Value of NDC and Possible Outcomes of the Strategic Alternatives Review

      In spite of NDC’s poor stock performance and management and Eight-Quarter Plan failures, it remains, we believe, a highly valuable company with an intrinsic worth well above the current market price. It is, we believe, a testament to the inherent attractiveness of NDC’s operations that it remains as strong operationally as it has under the recent circumstances.

Leading Margin Profile:	Despite the recent weakness, NDC’s margins remain among the highest in its industry. Notably, the Company’s EBITDA margin over the last twelve months is 27%, nearly twice the average of its Peers.[30]

Strong Market Positions:	NDC’s operational strength is largely derived from its dominant market share of pharmacy transaction processing. NDC processes over 75% of U.S. third-party pharmacy claim transactions. Furthermore NDC occupies the number one market positions in its Hospital and Physician markets. NDC’s IM group has the number two position in pharmaceutical sales and marketing informatics,

     30Documents filed with the SEC and press releases.

with marquee pharmaceutical manufacturing clients such as Pfizer Inc. and GlaxoSmithKline PLC.31

Recurring Revenue:	Because of the transactional nature of NDC’s Network business and the long-term nature (typically two to five years) of NDC’s IM contracts, a large portion of NDC’s revenue base is of a recurring nature. For instance, research analyst Kevin Berg of CreditSuisseFirstBoston estimates that 80% to 85% of Network and 75% of IM revenues are recurring.

Excellent Product Suite:	We believe, based on industry research and our own customer due diligence, that NDC’s product offerings are among the broadest product suites in its industry[32] and in some cases represent a significantly greater value with higher reliability than NDC’s competitors.

Robust Operating Leverage:	Due to the fixed cost nature of the system architecture that supports Network, and the pay-per-prescription cost model in IM, the Company has a largely fixed expense structure that, with rising revenue, we believe should generate significantly higher margins and profits. This operating leverage should be even more dramatic for an acquiror with existing similar infrastructure that could be leveraged through the addition of NDC’s customer and recurring revenue base.

Long-Standing Operations in a Growing Industry:	NDC has been operating continuously in the Healthcare Information Technology industry for 27 years and today counts more than 85% of North American pharmacies among its customer base.[33] The overall Healthcare Information Technology industry has been highlighted as a key growth area by several of the world’s largest healthcare technology providers, such as General Electric Co. and Philips Electronics N.V.[34]

      We are concerned that certain of these positive characteristics — such as NDC’s intrinsic operating leverage — may not be fully capitalized on due to failures of management and the Board to optimize our Company’s performance. Fortunately, if management or the Board is unable to maximize stockholder value through the execution of an operational strategy, we believe all of these investment characteristics would drive significant value through several other strategic alternatives.

      It is very difficult to speculate as to the likeliest outcome of the proposed strategic alternatives review. However one reason we are eager for NDC to hire an investment bank and undergo a review of all strategic alternatives is that analysis and valuation work already performed suggest a compelling possibility that NDC may generate significant value for stockholders through a sale of the Company. For example, in his report of August 10th, 2004, Banc of America Securities research analyst Robert Willoughby states, “we continue to believe a sale of the Company is in the best interest of all parties.” In a prior report dated April 28th, 2004, Willoughby states that NDC could command a multiple of ten to twelve times calendar 2004 EBITDA. Were passage of the Stockholder Value Proposal at the 2004 Annual Meeting to result in a sale of the Company in

     31NDC website, presentation to Goldman, Sachs Global Healthcare Conference, June 6th, 2004, slides 7-8
     32CreditSuisseFirstBoston analyst Kevin Berg, report on NDC dated October 30th, 2003: “NDC offers one of the broadest sets of services and products in all of healthcare.”
     33NDC 2004 10-K, filed August 11th, 2004, page 10
     34General Electric Co. website, “GE Healthcare IT: Building a Healthcare Growth Business”, June 20th, 2003, slide 8; Philips Electronics N.V. website, “Philips Medical Systems: 14% and Beyond”, November 5th, 2003, slide 13 early 2005, it could yield a premium to the current share price, using Willoughby’s multiples and current Wall Street estimates of calendar 2005 EBITDA, of more than 90% to more than 135%, or $26 to $33 per share.35

      Were NDC to seek an acquiror in a proactive, properly presented and marketed manner, we believe that a qualified investment bank conducting an auction would find a broad and robust universe of well-capitalized, highly interested potential suitors among several categories. As Willoughby also states in the report of April 28th, “We believe there are many logical acquirors for NDC....” Certain categories of potential acquirors follow, all of which we believe contain large companies with significant cash balances, readily available sources of financing, publicly-traded stock with higher valuation multiples than NDC, and successful acquisition and integration track records:

Direct Competitors:	Other companies participating in the healthcare connectivity market may have interest in acquiring NDC, and could potentially realize significant synergies.

Industry Participants:	This would include companies with similarly broad exposure to the pharmacy market.

Comparable Service Providers:	It is important to note that NDC was originally the parent of Global Payments Inc. and performed both healthcare and financial transactions within the same corporation and infrastructure. We believe that providers of comparable services to NDC, such as those companies providing the execution of financial transactions, or financial transaction services, may have a strategic interest in expanding into healthcare transaction execution. Furthermore, we believe these companies may find the acquisition of NDC synergistic due to significant cost savings.

Potential Industry Entrants:	We believe, based upon recent merger and acquisition activity within the healthcare information technology industry, that there may be potential interest in an acquisition of NDC by several large industrial conglomerates with a focus on healthcare.

Certain Potential Costs and Risks

      The engagement of an investment bank to perform a comprehensive review of strategic alternatives will necessarily involve the payment of potentially significant fees by the Company, though in the event of a sale transaction a substantial portion of such fees would typically be payable only after a definitive transaction agreement is entered into and the investment bank renders a fairness opinion (or indicates that it is unable to do so). Because the results of any such review of strategic alternatives by an investment bank cannot be known in advance, it is not possible to readily identify the risks associated with all possible outcomes. Nevertheless, examples of potential risks that may be associated with the retention of an investment banker to explore strategic alternatives as contemplated by the Stockholder Value Proposal include: the risk that such a process could result in a diversion of management time and attention; the risk that competitors or others may gain access to sensitive information about the Company (all such persons typically would be asked to sign a confidentiality agreement prior to gaining such access); the risk that if the Company were to enter into a merger or sale agreement which is publicly announced and then terminated, such a termination could adversely affect the Company’s stock price and future prospects; and the risk that if it were determined that a sale of the Company for cash would maximize stockholder value, the effect of such a cash sale transaction would be to preclude existing stockholders from sharing in future appreciation, if any, in the equity value of the Company following completion of such transaction. We believe that the potentially substantial benefits which may be realizable by the Company and its stockholders as a result of the comprehensive review of strategic alternatives contemplated by the Stockholder Value Proposal justify the assumption of these risks.

     35Reuters consensus estimates.

VOTING PROCEDURES

      For the proxy solicited hereby to be voted, the enclosed BLUE proxy card must be signed, dated, and returned to MMI, c/o Innisfree M&A Incorporated (“Innisfree”), in time to be voted at the 2004 Annual Meeting. If you wish to vote for the Stockholder Value Proposal, we urge you to submit the enclosed BLUE proxy card and NOT to submit the Company’s proxy card. If you have already returned the Company’s proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed BLUE proxy card. Only your latest dated proxy will count at the 2004 Annual Meeting. Execution of a BLUE proxy card will not affect your right to attend the 2004 Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation or a later dated, duly executed proxy; (ii) submitting a duly executed proxy bearing a later date to MMI; or (iii) attending and voting at the 2004 Annual Meeting in person. Attendance at the 2004 Annual Meeting will not in and of itself constitute a revocation.

      Shares of Common Stock represented by a valid, unrevoked BLUE proxy card will be voted as specified. You may vote for, against or to abstain from voting on the Stockholder Value Proposal and the 2005 Incentive Plan proposal by marking the proper box on the BLUE proxy card. Solely as a result of the refusal of the NDC director nominees to consent to be named in this proxy statement, stockholders returning our BLUE proxy card will not be able to vote for the election of directors. This will not, however, affect the outcome of the election of directors, as there is no opposing slate of nominees.

      Except as set forth in this Proxy Statement, MMI is not aware of any matter to be considered at the 2004 Annual Meeting. If any other matter is presented at the 2004 Annual Meeting, the persons named on the enclosed BLUE proxy card will vote in accordance with their best judgment concerning such matter.

      If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only that institution can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such institution and instruct that person to execute and return the BLUE proxy card on your behalf. You should also sign, date and mail the voting instruction form (or BLUE proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted.

      Only holders of record as of the close of business on the Record Date will be entitled to vote at the 2004 Annual Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the 2004 Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares you own on the Record Date or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

      The shares of Common Stock are the only shares of capital stock of NDC entitled to notice of, and to vote at, the 2004 Annual Meeting. See “Who Can Vote at the 2004 Annual Meeting” for information about the number of shares of Common Stock outstanding and entitled to vote as of the Record Date. Every holder of shares of Common Stock is entitled to one vote for each Common Share held. In accordance with NDC’s by-laws, at the 2004 Annual Meeting, the holders of a majority of the shares of Common Stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be required for the purpose of a quorum. For the Stockholder Value Proposal to be adopted at the 2004 Annual Meeting if a quorum is present, it will be necessary that the Stockholder Value Proposal receive the favorable votes of the holders of a majority of the shares of Common Stock present in person or represented by proxy. For the 2005 Incentive Plan to be approved at the 2004 Annual Meeting if a quorum is present, it will be necessary that the 2005 Incentive Plan Proposal receive the favorable votes of the holders of a majority of the shares of Common Stock present in person or represented by proxy. For the election of directors, nominees receiving a plurality of the votes cast at the 2004 Annual Meeting in person or by proxy will be elected as directors. “Plurality” means that the nominees who receive the largest number of votes cast will be elected as directors. Shares not voted will have no effect on the election of directors.

      BLUE proxy cards will be voted as directed by stockholders thereon. In the absence of such direction, BLUE proxy cards will be voted FOR the Stockholder Value Proposal but will not be voted with respect to the 2005 Incentive Plan proposal. Solely as a result of the refusal of the NDC director nominees to consent to be named in this proxy statement, BLUE proxy cards will not be counted in determining, and will not affect, the outcome of the election of directors. Broker non-votes with respect to the Stockholder Value Proposal, the 2005 Incentive Plan proposal, or the election of directors, as the case may be, will be treated as absences and, therefore, will not be counted in determining, and will not affect voting results on such matter. Abstentions will not be counted in determining, and will not affect, voting results on the election of directors, but will have the effect of negative votes with respect to the Stockholder Value Proposal and the 2005 Incentive Plan proposal. Abstentions and broker non-votes (and BLUE proxy cards even if unable to be voted for the election of directors) will be counted in the determination of a quorum. Inspectors of election that are appointed by the Board or, if no such appointment is made, by the presiding officer at the 2004 Annual Meeting, will tabulate the votes cast.

      Returning our BLUE proxy card will enable you to vote for our Stockholder Value Proposal and vote on the 2005 Incentive Plan. Solely as a result of the refusal of the NDC director nominees to consent to be named in this proxy statement, stockholders returning our BLUE proxy card will not be able to vote for the election of directors. Stockholders desiring to vote for the election of directors and on the other two proposals expected to be presented at the Annual Meeting may do so by returning the Company’s proxy card. This will not, however, affect the outcome of the election of directors, as there is no opposing slate of nominees. The Company has advised us that the vote on the Stockholder Value Proposal by persons returning the Company’s proxy card will be voted in accordance with SEC Rule 14a-4(e), which means that the shares represented thereby will be voted in accordance with the stockholder’s directions indicated on the card. The Company has indicated in its preliminary proxy statement that any of the Company’s proxy cards that does not specify how it should be voted on the Stockholder Value Proposal will not be voted with respect to such proposal.

      Returning our BLUE proxy card will enable you to vote on our Stockholder Value Proposal, vote on the 2005 Incentive Plan, and to deny your vote to NDC’s director nominees. We believe that the NDC Board of Directors has not demonstrated its ability to hold management accountable or to return acceptable value to stockholders. Therefore, we do not believe that the NDC nominees for election of directors are deserving of your vote. We urge you to return our BLUE proxy card to vote FOR our Stockholder Value Proposal, vote on the 2005 Incentive Plan, and to deny your vote to NDC’s director nominees. We believe that this is the most effective way of sending a clear message to the Board regarding your dissatisfaction with the Company’s poor performance and strategic direction. Accordingly, we urge you to return our BLUE proxy card and NOT to return any proxy card sent to you by the Company. If you nevertheless feel that you must vote in the election of directors and return the Company’s proxy card, we urge you to vote FOR our Stockholder Value Proposal and to “WITHHOLD” authority to vote for each of the NDC nominees.

      If you have questions, or need further assistance, please call our proxy solicitor, Innisfree M&A Incorporated at                     .

SOLICITATION OF PROXIES

      In connection with MMI’s solicitation of proxies for use at the 2004 Annual Meeting, such proxies may be solicited by mail, courier service, advertisement, telephone, e-mail, telecopier or other electronic means, and in person. Solicitations may be made by the partners, managers, officers and other employees of MMI and its general partner, MCM Management, LLC, none of whom will receive additional compensation for such solicitations. We may request banks, brokerage firms, and other custodians, nominees, and fiduciaries to forward all of the solicitation materials to the beneficial owners of the shares they hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

      We will be retaining Innisfree for solicitation and advisory services in connection with the solicitation of proxies at its customary fee, together with reimbursement for its reasonable out-of-pocket expenses. Innisfree has informed us that it will employ up to approximately 40 persons to solicit proxies for use at the 2004 Annual Meeting.

      We will pay all expenses associated with any solicitation of proxies by us in connection with the 2004 Annual Meeting. We do not intend to seek reimbursement for such expenses from NDC or any other party or parties. We estimate that the costs incidental to our solicitation of proxies, including expenditures for advertising, printing, postage, legal and related expenses would be approximately $          . Total costs incurred to the date of this Proxy Statement by us have been approximately $          .

CERTAIN INFORMATION ABOUT NDC

      NDC is a Delaware corporation with its principal executive office located at NDC Plaza, Atlanta, Georgia 30329-2010. The telephone number of NDC is (404) 728-2000.

      NDC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements, and other information with the SEC. Reports, registration statements, proxy statements, and other information filed by NDC with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Documents filed electronically by NDC are also available to the public at the SEC’s Web site (http://www.sec.gov).

      Schedule I sets forth certain information obtained from documents filed with the SEC with respect to NDC concerning the ownership of shares of Common Stock by directors and executive officers of NDC and by other persons who own more than five percent of the outstanding shares of Common Stock.

      MMI anticipates that NDC’s definitive proxy statement for the 2004 Annual Meeting will contain information concerning, among other things: (i) the background of NDC’s nominees for the Board; (ii) the NDC 2005 Incentive Plan; (iii) the compensation paid and payable to NDC’s directors and executive officers; (iv) the committees of NDC’s Board and their responsibilities; and (v) the meetings of NDC’s Board and all committees thereof. MMI assumes no responsibility for the accuracy or completeness of such information.

STOCKHOLDER PROPOSALS FOR THE NDC 2005 ANNUAL MEETING

      MMI anticipates that NDC’s definitive proxy statement will furnish information concerning:

•	the deadline for submitting to NDC any stockholder proposal to be considered for inclusion in the proxy statement to be distributed by NDC in connection with its 2005 Annual Meeting of Shareholders; and

•	the deadline for submitting to NDC any stockholder proposal that is not submitted for inclusion in NDC’s proxy statement to be distributed in connection with its 2005 Annual Meeting, but is instead sought to be presented directly to the stockholders at the 2005 Annual Meeting.

INFORMATION CONCERNING MMI AND OTHER PARTICIPANTS IN THE SOLICITATION

      Information concerning MMI, MCM Management, LLC, John S. Dyson, Clay B. Lifflander, Alan L. Rivera, Jerome J. Lande, and Craig Rosenblum who are “participants” in the solicitation contemplated by this Proxy Statement, as defined in the proxy rules promulgated by the SEC under the Exchange Act, is set forth below and on Schedules II and III, hereto, furnishing information as to:

•	the beneficial ownership of, and certain transactions in, NDC Common Stock by the participants in the solicitation contemplated by this Proxy Statement, and

•	the principal business address and the principal occupation or employment of the participants in the solicitation contemplated by this Proxy Statement who are individuals.

      MMI is a Delaware limited partnership formed for the purpose of investing in publicly traded securities that we believe are substantially undervalued. MCM Management, LLC (“MCM Management”), a Delaware limited liability company, is our general partner and its principal business is managing investments in publicly traded securities. All of the participants who are individuals are limited partners of MMI and members of MCM Management.

      MMI has retained Sonnenschein Nath & Rosenthal LLP to act as its legal counsel with respect to matters related to this proxy solicitation.

      The following persons may communicate with stockholders of NDC in the manner contemplated by this Proxy Statement on behalf of MMI: John S. Dyson, Clay B. Lifflander, Alan L. Rivera, Jerome J. Lande and Craig Rosenblum.

      Except as set forth in this Proxy Statement (including the Schedules hereto), none of MMI or any other participant in this solicitation or any of their respective associates: (i) directly or indirectly beneficially owns any shares of Common Stock or any other securities of the Company or any of its subsidiaries; (ii) has had any relationship with the Company in any capacity other than as a stockholder, or is or has been a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year with respect to any shares of the Company; (iii) knows of any transactions since the beginning of the Company’s last fiscal year, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest; (iv) has any substantial interest in the matters to be voted on at the 2004 Annual Meeting, other than an interest, if any, as a stockholder of the Company; or (v) has been indebted to the Company or any of its subsidiaries.

      In addition, other than as set forth in this Proxy Statement (including the Schedules hereto), there are no contracts, arrangements or understandings entered into by MMI or any other participant in this solicitation within the past year with any person with respect to any of the Company’s securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition, none of MMI or any other participant in this solicitation or any of their respective associates has been engaged in contacts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, or a sale or other transfer of a material amount of assets; or has had any other transaction (other than this proxy solicitation and matters incidental thereto) with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC.

      Except as set forth in this Proxy Statement (including the Schedules hereto), none of MMI or any other participant in this solicitation or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party.

ADDITIONAL INFORMATION

      MMI assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, filings of NDC with the SEC.

      Questions, or requests for additional copies of this Proxy Statement, should be directed to:

INNISFREE M&A INCORPORATED

501 MADISON AVENUE, 20th FLOOR
NEW YORK, NY 10022
TEL:
FAX:

SCHEDULE I

BENEFICIAL OWNERSHIP OF NDC COMMON SHARES

      The following information is derived (except in the case of information concerning MMI Investments, L.P. (“MMI”) and MCM Management, LLC) from publicly available information on file with the SEC, and sets forth (i) the number of shares of Common Stock beneficially owned, as of August 13, 2004 by the directors and certain executive officers of NDCHealth Corporation, as reported in NDC’s preliminary proxy statement for its Annual Meeting to be held on October 28, 2004 that was filed with the SEC on August 30, 2004 and (ii) the number of shares of Common Stock beneficially owned by persons beneficially owning 5% or more of the outstanding shares of Common Stock:

	Number of Shares		Percent of
Name of Beneficial Owner	Beneficially Owned(1)		Class(1)

Columbia Wanger Asset Management L.P.	4,087,100	(2)	11.3%
WAM Acquisition GP, Inc. Columbia Acorn Trust 227 West Monroe Street, Suite 3000 Chicago, IL 60606
MMI Investments, L.P.	3,501,900	(3)	9.7%
MCM Management, LLC 152 West 57th Street New York, New York 10019
Westfield Capital Management Company, LLC	2,711,446	(4)	7.5%
One Financial Center, 23rd Floor Boston, MA 02111-2621
Lee Adrean	-0-	(5)	*
J. Veronica Biggins	50,473	(6)	*
Terri A. Dial	6,933	(7)	*
Laurie H. Glimcher, M.D.	631	(8)	*
Walter M. Hoff	531,138	(9)	*
Randolph L.M. Hutto	102,663	(10)	*
Jeffrey P. Koplan, M.D.	2,332	(11)	*
Kurt M. Landgraf	9,776	(12)	*
James F. McDonald	7,668	(13)	*
Charles W. Miller	189,211	(14)	*
E. Christine Rumsey	83,454	(15)	*
Steven J. Shulman	631	(16)	*
Neil Williams	87,767	(17)	*
All current Directors and Executive Officers as a Group (14 individuals)	1,072,687	(18)	[ ] %

*	Less than one percent.

(1)	The number of shares and percentages of Common Stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. The beneficial owner has both voting and investment power over the shares, unless otherwise indicated. Shares underlying stock options that are exercisable within 60 days are deemed to be outstanding for the purpose of computing the outstanding shares owned by that particular person and by the group but are not deemed outstanding for other purposes. Percent of Class is with respect to shares of Common Stock outstanding on August 20, 2004 (36,081,294 shares).

(2)	Based on Amendment No. 7 to the Schedule 13G dated February 13th, 2004, filed by Columbia Wanger Asset Management, L.P., WAM Acquisition GP, Inc. and Columbia Acorn Trust. Columbia

Wanger Asset Management, L.P. and WAM Acquisition GP, Inc. have shared voting and shared dispositive power with respect to all shares. Columbia Acorn Trust has shared voting and shared dispositive power with respect to 3,015,800 shares.

(3)	Information is given as of August 26, 2004. MMI has the sole power to direct the vote and disposition of such shares. However, by virtue of being the general partner of MMI, MCM Management, LLC may be deemed to be the beneficial owner of the shares owned by MMI, and to have sole power over the voting and disposition of such shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI with respect to such shares.

(4)	Based on Form 13F-HR filed on August 13, 2004 by Westfield Capital Management Company, LLC.

(5)	Mr. Adrean received 100,000 restricted stock units on May 11, 2004. The restricted stock units vest 33% per year in each of 2005, 2006 and 2007 and 22,220 of such units are subject to an election to defer such vesting until the earlier of (i) July 20, 2010, or (ii) the later of the date on which Mr. Adrean ceases to be an employee of the Company or its subsidiaries or the date up to one year after such termination as is necessary to avoid tax penalties related to the timing of payouts from deferred compensation plans to key employees. The restricted stock units do not give Mr. Adrean any rights as a stockholder unless and until the units are actually converted into shares of Common Stock and such shares are issued.

(6)	This number includes 44,840 shares of Common Stock as to which Ms. Biggins has the right to acquire beneficial ownership and 655 shares of restricted stock over which Ms. Biggins currently has only sole voting power.

(7)	This number includes 1,070 shares of Common Stock as to which Ms. Dial has the right to acquire beneficial ownership and 655 shares of restricted stock over which Ms. Dial currently has only sole voting power.

(8)	This number includes 324 shares of restricted stock over which Dr. Glimcher currently has only sole voting power.

(9)	This number includes 342,464 shares of Common Stock as to which Mr. Hoff has the right to acquire beneficial ownership and 111,570 shares of restricted stock over which Mr. Hoff currently has only sole voting power.

(10)	This number includes 76,373 shares of Common Stock as to which Mr. Hutto has the right to acquire beneficial ownership and 24,626 shares of restricted stock over which Mr. Hutto currently has only sole voting power.

(11)	This number includes 205 shares of Common Stock as to which Dr. Koplan has the right to acquire beneficial ownership, and 655 shares of restricted stock over which Dr. Koplan currently has only sole voting power.

(12)	This number includes 1,070 shares of Common Stock as to which Mr. Landgraf has the right to acquire beneficial ownership, 655 shares of restricted stock over which Mr. Landgraf currently has only sole voting power, and 4,240 deferred stock rights to be settled in shares of Common Stock no later than 30 days after Mr. Landgraf’s termination of services as a director for any reason.

(13)	This number includes 4,320 shares of Common Stock as to which Mr. McDonald has the right to acquire beneficial ownership and 655 shares of restricted stock over which Mr. McDonald currently has only sole voting power.

(14)	This number includes 135,805 shares of Common Stock as to which Mr. Miller has the right to acquire beneficial ownership and 29,070 shares of restricted stock over which Mr. Miller currently has only sole voting power.

(15)	This number includes 61,302 shares of Common Stock as to which Ms. Rumsey has the right to acquire beneficial ownership and 10,979 shares of restricted stock over which Ms. Rumsey currently has only sole voting power.

(16)	This number includes 324 shares of restricted stock over which Mr. Shulman currently has only sole voting power.

(17)	This number includes 44,840 shares of Common Stock as to which Mr. Williams has the right to acquire beneficial ownership, 655 shares of restricted stock over which Mr. Williams currently has sole voting power only and 1,549 deferred stock rights to be settled in shares of Common Stock no later than 30 days after Mr. Williams’ termination of service as a director for any reason.

(18)	This number includes 712,289 shares of Common Stock as to which the current directors and executive officers, as a group, have the right to acquire beneficial ownership, 176,115 shares of restricted stock over which the beneficial owners have only sole voting power, and 5,789 deferred stock rights to be settled in shares of Common Stock no later than 30 days after termination of service as a director of the directors holding such rights.

      Although MMI does not have any information that would indicate that any information contained in this Schedule I, which has been taken (except for the information about MMI and MCM Management, LLC) from documents on file with the SEC, is inaccurate or incomplete, MMI assumes no responsibility for the accuracy or completeness of such information taken from documents on file with the SEC.

SCHEDULE II

NDCHEALTH CORPORATION COMMON STOCK BENEFICIALLY OWNED

BY MMI INVESTMENTS, L.P. AND MCM MANAGEMENT, LLC AND OTHER
PARTICIPANTS; TRANSACTIONS IN SUCH COMMON STOCK BY SUCH PERSONS

Schedule of

Purchases of Common Stock of NDCHealth Corporation
by MMI Investments, L.P. since August, 2002

Date	No. of Shares	Price Per Share

07/10/03	17,600	19.48
07/10/03	10,000	19.59
07/14/03	5,600	20.34
07/15/03	39,100	20.76
07/16/03	40,000	20.37
07/17/03	20,000	19.97
07/18/03	20,000	19.80
07/22/03	111,700	19.28
07/23/03	500	19.42
07/24/03	15,000	19.38
07/30/03	50,000	19.45
07/31/03	58,100	20.07
08/01/03	40,000	19.79
08/05/03	25,000	19.01
08/07/03	28,900	18.44
08/08/03	15,000	18.61
08/11/03	3,500	18.39
09/10/03	10,000	21.80
09/11/03	10,000	21.51
09/12/03	20,000	21.30
09/12/03	20,300	21.25
09/15/03	5,000	21.51
09/16/03	5,000	21.33
09/22/03	300	22.19
09/23/03	1,100	22.20
09/24/03	10,000	22.12
09/24/03	15,900	21.80
09/25/03	15,000	21.45
09/26/03	20,000	21.04
09/30/03	10,000	20.99
09/30/03	50,000	20.95
09/30/03	10,000	20.90
10/01/03	1,300	20.72
11/11/03	10,000	25.51
11/11/03	20,000	25.55
11/12/03	10,000	25.65
11/14/03	3,700	25.64

Date	No. of Shares	Price Per Share

11/17/03	10,400	25.58
11/18/03	8,200	25.67
11/19/03	1,300	25.53
11/20/03	20,300	25.61
12/05/03	30,300	26.05
12/09/03	3,400	26.04
12/10/03	30,000	25.92
12/15/03	24,800	26.06
12/16/03	8,700	25.84
12/17/03	15,000	25.61
12/18/03	5,600	25.74
12/19/03	16,100	25.40
12/22/03	13,900	25.53
12/23/03	55,000	25.43
12/24/03	10,000	25.34
12/26/03	7,400	25.72
12/29/03	30,000	25.72
12/31/03	50,100	25.70
01/02/04	2,800	25.36
01/05/04	10,000	26.01
01/06/04	40,000	25.77
01/07/04	3,400	25.17
01/26/04	35,000	28.34
01/26/04	3,800	28.35
01/27/04	30,000	28.51
02/04/04	32,800	27.09
03/16/04	70,000	27.55
03/17/04	20,000	27.23
03/18/04	15,000	26.90
03/18/04	40,000	26.63
03/22/04	40,200	26.00
03/23/04	20,000	26.14
03/24/04	41,600	26.18
03/25/04	7,800	26.02
03/31/04	23,500	27.01
04/01/04	415,000	23.89
04/02/04	80,000	24.17
04/15/04	2,500	23.48
04/20/04	255,000	22.24
04/23/04	20,000	22.13
06/08/04	11,100	23.03
06/09/04	125,000	22.67
06/10/04	20,100	22.72
06/14/04	18,600	22.61

Date	No. of Shares	Price Per Share

06/28/04	40,000	23.05
06/29/04	2,000	22.88
06/30/04	63,300	22.94
07/01/04	65,300	22.89
07/02/04	260,000	23.00
07/15/04	25,000	21.61
08/10/04	75,000	13.23
08/23/04	300,000	13.87
08/24/04	200,000	13.80

      MMI Investments, L.P. (“MMI”) has had no sales of NDC’s Common Stock in the past two years.

      Based on 36,081,294 shares of NDC’s Common Stock outstanding as of August 20th, 2004 (as reported in NDC’s preliminary proxy statement filed with the SEC on August 30th, 2004), the 3,501,900 shares of Common Stock owned by MMI represents 9.7% of the outstanding Common Stock. Of those shares, MMI owned 1,000 shares of record.

      By virtue of being the general partner of MMI, MCM Management, LLC may be deemed to be the beneficial owner of the 3,501,900 shares (or approximately 9.7%) of Common Stock of NDC owned by MMI. Except for the shares of Common Stock owned by MMI, none of MCM Management, LLC, John S. Dyson, Clay B. Lifflander, Alan L. Rivera, Jerome J. Lande or Craig Rosenblum beneficially own, or own of record, any Common Stock of NDC.

      In connection with the above-referenced transactions, MMI used the proceeds of approximately $76,076,884 principal amount of margin loans to make these purchases. These margin loans were obtained from one broker under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Proxy Statement.

SCHEDULE III

BUSINESS ADDRESS AND PRINCIPAL OCCUPATION AND

EMPLOYMENT OF PARTICIPANTS WHO ARE INDIVIDUALS

Name and Business Address	Position and Principal Occupation

John S. Dyson 152 West 57th Street New York, New York 10019	Voting Member and Chairman of MCM Management, LLC (“MCM”);
Voting Member and Chairman of Millcap Advisors, LLC (“Millcap”), a Delaware limited liability company, 152 West 57th Street, New York, New York 10019
Clay B. Lifflander 152 West 57th Street New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap
Alan L. Rivera 152 West 57th Street New York, New York 10019	Member, Executive Vice President, and Secretary of MCM; Voting Member, Executive Vice President, Chief Financial Officer and General Counsel of Millcap
Jerome J. Lande 152 West 57th Street New York, New York 10019	Member and Vice President of MCM Vice President of Millcap
Craig Rosenblum 152 West 57th Street New York, New York 10019	Member of MCM

Preliminary PROXY CARD

NDCHEALTH CORPORATION
ANNUAL MEETING OF STOCKHOLDERS — October 28, 2004

THIS PROXY IS SOLICITED BY MMI INVESTMENTS, L.P. (“MMI”), a stockholder of NDCHealth Corporation
(the “Company”). This proxy is NOT being solicited by the Board of Directors of the Company.

     The undersigned stockholder of NDCHealth Corporation (the “Company”), hereby constitutes and appoints Clay B. Lifflander and Jerome J. Lande or either one of them, each with full power to appoint his substitute (the action of one, if only one be present and acting, to be in any event controlling), to act as proxies for the undersigned, and to vote the number of shares of Common Stock, par value $0.125 per share (“Common Stock”), which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders to be held at the Four Seasons Hotel, 75 14th Street, Atlanta, Georgia 30309, on October 28, 2004, at 10:00 a.m., EDT (the “Annual Meeting”), or at any adjournments or postponements thereof.

     This proxy will be voted as directed herein, but if no instructions are specified, this proxy (1) will be voted FOR the Stockholder Value Proposal, (2) will not be voted with respect to the approval of the 2005 Incentive Plan, and (3) will not be voted for the election of directors. Stockholders cannot vote for the election of directors by returning this proxy card. The proxies, in their discretion, are authorized to vote on other matters which may properly come before the Annual Meeting or any adjournments or postponements thereof. If any other business is properly presented at the Annual Meeting or at any adjournments or postponements thereof, this proxy will be voted by those named in this proxy in their best judgment. At the present time, MMI knows of no other business to be presented at the Annual Meeting. This proxy revokes all prior proxies given by the undersigned with respect to matters covered by this proxy and the voting of shares of Common Stock at the Annual Meeting or at any adjournments or postponements thereof.

     MMI recommends a vote “FOR” the Stockholder Value Proposal. MMI makes no recommendation with respect to the vote on the 2005 Incentive Plan. MMI recommends that you return this proxy card, thereby denying your vote to the Company’s director nominees, and NOT return any proxy card sent to you by the Company.

Please mark, sign and date on the reverse and mail the proxy card promptly using the enclosed envelope.

1.	Approval of NDCHealth Corporation 2005 Incentive Plan:	For	Abstain	Against
		/ /	/ /	/ /

2.	To approve the Stockholder Value Proposal submitted by MMI Investments, L.P. requesting that the Board of Directors engage a leading investment bank to analyze, and provide a written report to the full Board on, all strategic alternatives available to the Company for maximization of stockholder value, including acquisitions, divestitures, recapitalizations and sale to or merger with a third-party.	For / /	Abstain / /	Against / /

3.	In the discretion of the Proxies appointed hereunder, on such other business (other than the election of directors) as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The undersigned acknowledge receipt of MMI’s Proxy Statement.

Dated:	2004

Signature(s)

IMPORTANT: Please sign exactly as your name or names appear hereon and date. Where shares are held jointly, each stockholder should sign. When signing as an attorney, executor, administrator, trustee, guardian, or in some other representative capacity, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

YOUR VOTE IS IMPORTANT! PLEASE MARK, SIGN, DATE, AND PROMPTLY MAIL YOU PROXY